UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	December 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Gogo Inc.
Full Name of Registrant

n/a
Former Name if Applicable

105 Edgeview Dr., Suite 300
Address of Principal Executive Office (Street and Number)

Broomfield, CO 80021
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gogo Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2024 (the “Annual Report”) by the filing deadline, due to the timing of the Company’s recently completed acquisition of Satcom Direct on December 3, 2024. As a result of such acquisition and the ongoing work of integrating Satcom Direct’s financial reporting processes and procedures into the Company’s existing financial reporting structure, additional time is required to finalize the Company’s financial statements and related disclosures to be filed as part of the Annual Report. The Company currently intends to file its Annual Report within the grace period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Grace Period”).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Crystal L. Gordon	303	301-3271
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the Company’s expectations for its operating results for the 2024 fiscal year and the timing of the filing of its Annual Report. Forward-looking statements reflect the Company’s current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, the Company can give you no assurance these expectations will prove to have been correct. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. Actual events, results or outcomes may differ materially from those in the forward-looking statements due to a variety of known and unknown risks, uncertainties and other factors, including, among others, the following: a material delay in the Company’s financial reporting, including the possibility that the Company will not file the Annual Report within the Grace Period; new information that may arise from the Company’s collection and analysis of the data necessary to prepare its Annual Report; and the other risks and factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 28, 2024 and the Company’s subsequent reports filed with the Commission. All forward-looking statements speak only as of the date made, and unless required by law the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Gogo Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 26, 2025	By:	/s/ Crystal L. Gordon
	Name:	Crystal L. Gordon
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer, and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).